      As filed with the Securities and Exchange Commission on May 30, 1997


                                                     Registration No. 333-26851

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                              AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------


                              Sterling Vision, Inc.
             (Exact name of Registrant as specified in its charter)

                  New York                                   11-3096941
       (State or other jurisdiction of                    (I.R.S. Employer
       incorporation or organization)                    Identification No.)

                             1500 Hempstead Turnpike
                           East Meadow, New York 11554

                                 (516) 390-2100
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                            ------------------------

                               Joseph Silver, Esq.
             Executive Vice President, Secretary and General Counsel
                             1500 Hempstead Turnpike
                           East Meadow, New York 11554
                                 (516) 390-2100

                       (Name, address, including zip code,
        and telephone number, including area code, of agent for service)

                            ------------------------

                                   Copies to:

                             Robert S. Matlin, Esq.
                             Julie K. Horowitz, Esq.

                           Camhy Karlinsky & Stein LLP
                            1740 Broadway, 16th Floor
                          New York, New York 10019-4315
                                 (212) 977-6600

                            ------------------------


Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box./ /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box./ /


================================================================================
                        CALCULATION OF REGISTRATION FEE
================================================================================
--------------------------------------------------------------------------------

Title of each                            Proposed      Proposed
  class of                               maximum       maximum      Amount of
 securities          Amount to        offering price  aggregate   registration
to be registered   be registered (2)   Per Share (1)   price (1)       fee
--------------------------------------------------------------------------------
Common Stock,
$0.01 par value    3,213,464 shs.      $8,2188         $26,410,817  $8,003.28
================================================================================

(1) Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low prices per share of the common stock of Sterling Vision, Inc. (the "Common Stock") reported on the NASDAQ National Market System on May 2, 1997.

(2) Includes: (i) 2,477,506 shares being registered on behalf of investors in an $8 million private placement financing (which Sterling Vision, Inc. (the "Company") completed on February 26, 1997) pursuant to which the Company issued convertible debentures, in the aggregate principal amount of $8 million, and an aggregate of 800,000 warrants (the "Warrants"), each Warrant entitling the holder thereof to purchase one share of Common Stock and, for each two Warrants exercised within a specified period of time, an additional warrant (the "Bonus Warrant") to purchase one share of Common Stock; (ii) 305,747 shares being registered on behalf of the former shareholders of Singer Specs, Inc. in connection with the acquisition, by the Company, of all the capital stock of Singer Specs, Inc., which transaction was completed on April 1, 1997; (iii) 152,211 shares being registered on behalf of BEC Group, Inc. ("BEC") in connection with the prepayment of the principal amount due under two (2) promissory notes issued by the Company and held by BEC; and (iv) 278,000 shares being registered on behalf of certain holders of options and warrants to purchase shares of Common Stock.


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                    SUBJECT TO COMPLETION DATED MAY 30, 1997

                                   PROSPECTUS

                              STERLING VISION, INC.

                                  Common Stock

                                3,213,464 shares

                            ------------------------

         This Prospectus relates to 3,213,464 shares (collectively, the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of Sterling Vision, Inc. ("Sterling Vision" or the "Company"), which may be offered, from time to time, by one or all of the selling shareholders named herein (collectively, the "Selling Shareholders"). The Company will receive no part of the proceeds of such sales, although the Company will receive proceeds upon the exercise of certain options and warrants previously issued by the Company, the underlying shares of which are being registered hereby. The Company has agreed to pay all costs and expenses incurred in connection with the registration of the Shares offered hereby, except that the Selling Shareholders shall be responsible for all selling commissions, transfer taxes, fees of counsel to the Selling Shareholders and related charges in connection with the offer and sale of the Shares. See "Plan of Distribution."

         The Common Stock of the Company is traded on the NASDAQ National Market System ("NASDAQ-NMS") under the symbol "ISEE". On May 29, 1997, the closing sale price of the Company's Common Stock on the NASDAQ-NMS was $8.00 per share. The Selling Shareholders may sell all or a portion of the Shares offered hereby in private transactions or in the over-the-counter market at prices related to the prevailing prices of the Common Stock on the NASDAQ-NMS at the time of sale. The Selling Shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders. The Selling Shareholders and any broker-dealers that participate in the distribution may, under certain circumstances, be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by such broker-dealers and any profits realized on their resale of Shares may be deemed to be underwriting discounts and commissions under the Securities Act. The Company and the Selling Shareholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, the

Company has agreed to indemnify the Selling Shareholders, with respect to the registration of the Shares, against certain liabilities, including certain liabilities under the Securities Act. To the extent required, the specified number of Shares to be sold, the names of the Selling Shareholders, the public offering price, the names of any such broker-dealers, and any applicable commissions or discounts with respect to any particular offer will be set forth in a supplement to this Prospectus. Each of the Selling Shareholders reserves the right to accept or reject, in whole or in part, any proposed purchase of the Shares. See "Plan of Distribution." Any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

                            ------------------------

                     AN INVESTMENT IN THE SHARES INVOLVES A
          HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 5.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is May   , 1997.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission" or "SEC"). Such reports, proxy statements and other information filed by the Company can be inspected and copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Northeast Regional Office of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at the Midwest Regional Office of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of the Commission's Web Site is http://www.sec.gov.

         The Company has filed with the Commission, in Washington, D.C., a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement"), under the Securities Act, with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Shares offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being deemed to be qualified in its entirety by such reference. The Registration Statement, including all exhibits and schedules thereto, may be inspected, without charge, at the principal office of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at the Midwest Regional Office of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661- 2511, and at the Northeast Regional Office of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon the payment of the prescribed fees therefor.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents have been filed by the Company with the Commission and are hereby incorporated by reference in this Prospectus: (a) Annual Report on Form 10-K for the Fiscal Year ended December 31, 1996; (b)

Current Report on Form 8-K, dated February 26, 1997; (c) Current Report on Form 8-K, dated April 7, 1997; and (d) Proxy Statement with respect to the Annual Meeting of Shareholders to be held on June 20, 1997.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of the filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement in this Prospectus or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person who receives this Prospectus, upon written or oral request of such person, a copy of any of the information that was incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated herein by reference, unless such exhibits are themselves specifically incorporated by reference herein). Such requests should be made to Sebastian Giordano, Executive Vice President-Finance, Chief Financial Officer and Treasurer of Sterling Vision, Inc., 1500 Hempstead Turnpike, East Meadow, New York 11554, (516) 390-2100.

                                   THE COMPANY

         Sterling is one of the largest chains of retail optical stores and the second largest chain of franchised optical stores in the United States based upon domestic sales and number of locations of Company-owned and franchised stores (collectively referred to herein as the "Sterling Stores"). As of April 1, 1997, there were 339 Sterling Stores, consisting of 53 Company-owned stores and 286 franchised stores. The Company continually seeks to expand both its Company-owned and franchised store operations. As of April 1, 1997, Sterling was constructing three additional stores and had received commitments to develop an additional twelve franchised Sterling Stores. As of April 1, 1997, Sterling Stores were located in 27 States, the District of Columbia and Ontario, Canada.

         Most Sterling Stores offer eyecare products and services such as prescription and non-prescription eyeglasses, eyeglass frames, ophthalmic lenses, contact lenses, sunglasses and a broad range of ancillary items. To the extent permitted by individual state regulations, an optometrist is employed by, or affiliated with, most Sterling Stores, which optometrist provides professional eye examinations to the public. The Company fills prescriptions from these employed or affiliated optometrists, as well as from unaffiliated optometrists and ophthalmologists. Most Sterling Stores have an inventory of ophthalmic and contact lenses, as well as on-site lab equipment for cutting and edging ophthalmic lenses to fit into eyeglass frames, which allows Sterling Stores to offer same-day service in many cases.


         Sterling strategically offers its Company-owned stores for sale to qualified individuals. By selling Company-owned Sterling Stores to franchisees, the Company hopes to achieve two goals: to recognize a gain on the conveyance of the assets of such stores, and to create a stream of royalty payments based upon a percentage of the future gross revenues of the franchised locations. Sterling currently derives its revenues principally from the sale of eyecare products and services at Company-owned stores; on-going royalties based upon a percentage of the gross revenues of franchised stores; and the conveyance of Company-owned store assets to existing and new franchisees.

         While Sterling Stores presently operate under one of the tradenames "Sterling Optical," "IPCO Optical," "Site For Sore Eyes," "Singer Specs," "Benson Optical," "Superior Optical," " Nevada Optical," "Duling Optical," "Monfried Optical" or "Kindly Optical," the Company is presently developing plans to change the tradename of most Sterling Stores to "Sterling Optical." In connection therewith, the Company intends to formulate and implement additional advertising and marketing programs to create increased recognition of the name and mark, "Sterling Optical," throughout those areas of the United States where the Company is currently operating under a tradename other than "Sterling Optical." The Company also operates VisionCare of California ("VCC"), a specialized healthcare maintenance organization licensed by the California Department of Corporations. VCC employs licensed optometrists who render services in offices located immediately adjacent to, or within, most Sterling Stores located in California.

         The Company, through its wholly-owned subsidiary, Insight Laser Centers, Inc. ("Insight"), also owns and operates an eyecare center, located in New York City, at which it has installed two excimer lasers and at which it offers Photo-Refractive Keractectomy ("PRK"), a procedure performed by licensed ophthalmologists for the correction of certain degrees of myopia (near-sightedness). In addition, the Company also has entered into arrangements with other ophthalmologists who perform the PRK procedure utilizing excimer lasers installed in their offices by Insight, in exchange for their payment, to Insight, of a fee for each PRK procedure performed with such lasers. As of December 31, 1996, Insight had leased six (6) excimer lasers, each with a purchase option for nominal consideration, and had deposits for the purchase of two additional excimer lasers; and as of the date hereof, Insight had placed four excimer lasers in ophthalmological offices located in Long Island, New York, San Francisco, California, Doylestown, Pennsylvania and Wilmington, Delaware.

         The Company was incorporated under the laws of the State of New York in January 1992. The Company's executive offices are located at 1500 Hempstead Turnpike, East Meadow, New York 11554, and its telephone number is (516) 390-2100.

                                  RISK FACTORS

         Each prospective investor should carefully consider, in addition to the other information contained in this Prospectus, the following information in evaluating the Company and its business before making an investment decision. This Prospectus contains certain forward-looking statements or statements which may be deemed or construed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1996 with respect to the financial condition and business of the Company. The words "estimate," "plan," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve, and are subject to, known and unknown risks (including the ones set forth below), uncertainties and other factors which could cause the Company's actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Operating Results; Operating Losses

         Sterling was formed in January, 1992 to purchase substantially all of the assets then comprising the retail optical store business of Sterling Optical Corp. (f/k/a IPCO Corporation), a New York corporation which, in December 1991, filed for protection under Chapter 11 of the U.S. Bankruptcy Code, and had limited operations until July 15, 1992. The Company's future operating results will depend, in part, on matters over which the Company has no control, including, without limitation, general economic conditions, competition, including competition in the managed, vision care and PRK markets, the ability of the Company to acquire additional retail optical chains at attractive prices, and the ability of the Company to develop, operate and/or manage successfully PRK centers or to affiliate with ophthalmologists with regard to PRK. Therefore, it is not possible to estimate operating expenses, revenues or working capital requirements based upon historical operating performance.

         The Company experienced negative cash flow during the fiscal year ended December 31, 1996 resulting primarily from the operations of Insight and from losses attributable to the stores acquired, in November 1995, from Benson Optical Co., Inc., OCA Acquisition Corp. and Superior Optical Company, Inc. Although the Company has taken certain measures which management believes will improve the Company's operations and cash flow in 1997, and although the Company anticipates a positive cash flow from its retail optical business in 1997, it nevertheless anticipates that Insight will continue to operate at a loss for the fiscal year ending December 31, 1997 and, therefore, the Company believes that such operating cash flow will be insufficient to result in a positive cash flow for such fiscal year. Accordingly, the Company may be required to obtain additional financing either through additional borrowings, the sale of franchise notes receivable and/or additional sales of equity, and there can be no assurance that the Company would be successful in obtaining such additional sources of financing.

Franchising

         The Company relies, in part, upon its franchisees and the manner in which they operate their respective Sterling Stores to develop and promote the Company's business. Although the Company has established criteria to evaluate and screen prospective franchisees, and has attracted numerous, new franchisees, there can be no assurance that such franchisees will have the business acumen or financial resources necessary to operate successfully their Sterling Stores. The failure by a substantial number of the Company's franchisees to operate their respective Sterling Stores successfully could have a material adverse effect upon the Company.

Competition in the Franchise Industry

         The Company faces competition from franchisors in other industries for the sale of franchises to franchisees. Many of these competitors have substantially greater financial and technical resources and marketing capabilities than the Company; and many of these competitors also have significantly greater experience than the Company in marketing and servicing franchises. There can be no assurance that the Company will be able to compete successfully against these competitors in securing additional franchisees.

Dependence on New Franchises

         The Company's growth and ability to increase revenues and generate higher levels of profitability depend on increasing the number of franchised Sterling Stores in operation. There are many major metropolitan markets and major urban areas that have no Sterling Stores, areas that the Company believes could support additional Sterling Stores; and there can be no assurance that the Company will sustain either the current or an increased level of new franchised stores in the future.

Competition in the Retail Optical Industry

         The retail optical business is highly competitive and includes chains of retail optical stores, superstores, individual retail outlets, and a large number of individual opticians, optometrists and ophthalmologists who provide professional services and may, in connection therewith, dispense prescription eyewear. As retailers of prescription eyewear generally service local markets, competition varies substantially from one location or geographic area to another.

         The Company believes that the principal competitive factors in its retail optical business are convenience of location, the on-site availability of professional eye examinations, quality and consistency of product and service, price, product warranties and a broad selection of merchandise, and it believes that it competes favorably in each of these respects.

Dependence on Availability of Attractive Acquisitions

         Historically, a large portion of the Company's profitability has resulted from the Company's ability to acquire non-Sterling retail optical stores and chains, at attractive prices, for initial operation by the Company and, possibly, the later strategic sale of such stores to franchisees who continue operating such stores, generally under the tradename "Sterling

Optical", in exchange for the payment to the Company of the purchase price for the assets and goodwill therefor, initial franchise fees and ongoing royalties. Although the Company believes that there currently are many opportunities to acquire small to mid-sized regional optical chains that have lost market share, there can be no assurance that any such opportunities will continue to exist or that any such acquisitions will be consummated. The failure to consummate acquisitions at attractive prices or effect resales of such acquired stores to franchisees on favorable terms would have a material adverse effect on the Company.

Negative Operating Results Resulting from Certain Promotional Incentives Offered By the Company

         From time to time, certain major competitors of the Company offer promotional incentives to their customers, including "50% Off" on designer frames and "Buy One-Get One Free" eyecare promotions and, in response thereto, the Company has, from time to time, offered the same or similar incentives to its customers. Such action by the Company has resulted in lower profit margins, and there can be no assurance that these competitive promotional incentives will not further adversely impact the Company's results of operations. Although the Company believes that its Sterling Stores provide quality service and products at competitive prices, several of the larger retail optical chains have greater financial resources; and there can be no assurance that the Company will be able to continue to deliver cost-efficient products in the event of aggressive pricing by its competitors.

Income Recognition on Conveyance of Company-owned Store Assets

         A substantial portion of the Company's net income historically has been derived from the conveyance of Company-owned store assets to franchisees for which, in most cases, the Company provides purchase money financing for a substantial portion of the purchase price thereof. The foregoing has two important consequences to investors. First, because the Company's conveyance of Company-owned store assets occurs on an irregular basis, the Company's earnings may fluctuate significantly from fiscal period to fiscal period, depending, among other things, on the quantity and nature of the store assets conveyed. Second, because the Company generally finances the majority of the purchase price upon a conveyance of Company-owned store assets, it will recognize all of the gain before it receives all of the proceeds from the conveyance. Historically, the purchasers of these Company-owned store assets have only occasionally defaulted on their purchase money obligations; and although the Company, in many instances, has been able to repossess the conveyed assets and reconvey such assets to another franchisee there can be no assurance that it will be able to do so in the future. In addition, although the Company could and would operate such repossessed stores, the failure to reconvey such assets to other franchisees would, in all likelihood, have a material adverse effect upon the Company.

Losses Associated with PRK Centers


         An integral part of the Company's business strategy of becoming a full-service eyecare company originally included developing and/or managing a chain of eyecare centers, to be operated under the tradename "Insight Laser," primarily offering PRK. In furtherance of such strategy, Insight, in 1996: (i) leased six (6) excimer lasers to perform the PRK procedure; (ii) constructed and opened an Insight Laser Center in New York City; (iii) installed excimer lasers in three ophthalmological offices (two of which were located in Long Island, New York, and one of which is located in San Francisco, California) and, in connection therewith, entered into agreements with such ophthalmologists pursuant to which they paid to Insight a fee for each PRK procedure performed with such excimer lasers; (iv) created an internal organization and staff to administer, market and expand its Insight Laser Center business; and (v) developed and initiated an advertising campaign to attract additional customers to its Insight Laser Centers. Notwithstanding these efforts, the Company's revenues from its Insight Laser Center business grew only modestly; and, during the latter part of 1996, published reports concluded that consumer acceptance of PRK, as a vision correction alternative, was below industry expectations, despite the aggressive marketing and advertising programs conducted by laser surgery companies, including Insight.

         As a result of the limited revenues generated in 1996 by Insight, the Company revised its business strategy by primarily focusing on its affiliations with ophthalmologists, as opposed to constructing, opening and operating Insight Laser Centers. As part of such new business strategy, Insight has installed four
(4) of its excimer lasers in ophthalmological offices located in Long Island, New York, San Francisco, California, Doylestown, Pennsylvania and Wilmington, Delaware in exchange for the payment, to it, of a fee computed and based upon the number of PRK procedures performed by such ophthalmologists using Insight's excimer lasers. With respect to the foregoing, there can be no assurance that:
(i) any such agreements will be profitable to the Company; (ii) Insight will be able to enter into similar types of arrangements for its other excimer lasers; or (iii) Insight otherwise will be successful in implementing this new business strategy.

Competition in the PRK Market

         The Company faces substantial competition in the PRK industry. Currently, there are other companies who have, or are in the process of, entering into arrangements with ophthalmologists similar to those entered into by Insight, as described above. In addition, other existing ophthalmological offices and hospitals are equipped with excimer lasers which can perform the PRK procedure; and one manufacturer of excimer lasers has developed and is currently marketing its own laser centers. As a result of the foregoing, the prices generally charged for the PRK procedure have declined; it is anticipated that future competition will lead to the further decline in such prices. The excimer lasers approved by the United States Food and Drug Administration ("FDA") have been approved initially only for the correction of certain degrees of myopia (near-sightedness), although one manufacturer recently received approval for use of the excimer laser in correcting astigmatisms. In addition, it is anticipated that, in the future, such lasers will be approved by the FDA for use in treating other ophthalmic conditions. The PRK procedure also competes with other present forms of treatment for refractive disorders, including eyeglasses, contact lenses, refractive surgery (such as radial keratotomy), corneal transplants, and other technologies under development. Accordingly, there can be no assurance that the Company will be able to compete successfully in the PRK industry.

Uncertainty of PRK Laser Market Acceptance

         The PRK laser procedure has only been tested, from a commercial perspective, in the United States since October 1995, the date of the FDA's first approval thereof. Factors that are likely to adversely affect market acceptance of the PRK procedure include: nonacceptance of laser refractive procedures as an alternative to existing methods of treating refractive disorders; the relatively high cost of laser refractive procedures; general resistance to surgery; the effectiveness of alternative, less intrusive or less expensive methods of correcting refractive disorders; and the possibility of known or unknown side effects. In addition, PRK laser surgery is currently approved only for the correction of certain degrees of myopia. Accordingly, there can be no assurance that the Company will be able to achieve market acceptance of the PRK procedure to be offered through its affiliated health care providers, by the ophthalmological community or by the general population, and the failure to achieve such acceptance would, in all likelihood, have a material adverse effect on the Company.

Rapid Technological Changes

         The market for ophthalmic lasers is characterized by rapid technological changes, including advances in laser and other technologies and the potential new development of alternative surgical techniques or new pharmaceutical products. It is possible that newer technologies, techniques or products could be developed with better performance than the excimer lasers acquired by the Company, although such new technologies would be subject to the FDA approval process. The availability of new and better ophthalmic laser technologies or other technologies that serve the same purpose as PRK would, in all likelihood, have a material adverse effect on the Company's PRK business.

Possible Long-Term Attrition of Existing Customers from Introduction of PRK Laser Surgery

         If existing vision correction users undergo the PRK procedure or other vision correction techniques (see "--Rapid Technological Changes"), the demand for contact lenses and eyeglasses may decrease. A decrease in customer demand for such products could have a material adverse effect on the operations of the Company's owned and franchised Sterling Stores.

Government Regulation

         The Company and its operations are subject to extensive federal, state and local laws, rules and regulations affecting the health care industry and the delivery of health care, including, laws and regulations prohibiting the practice of medicine or optometry, prohibiting the unlawful rebate or unlawful division of fees, and limiting the manner in which prospective patients may be solicited. The regulatory requirements that the Company must satisfy to conduct its business will vary from state to state. In particular, some states have enacted laws governing the ability of ophthalmologists and optometrists to enter into contracts to provide professional services with business corporations or lay persons, and some states prohibit companies from computing their fee for management services based upon a percentage of the gross revenues of the ophthalmological practice being managed. Various federal and state regulations limit the financial and non-financial terms of agreements with these health care providers, and the revenues potentially generated by the Company may therefore differ depending upon the nature of the Company's various health care provider affiliations.

         Ophthalmic excimer lasers are considered medical devices and are subject to regulation by the FDA. The Company understands that the manufacturers of the excimer laser systems that the Company leases have received approval from the FDA for their use to treat certain degrees of near-sightedness and, in the case of one such laser, to treat astigmatisms. These approvals, however, contain restrictions on the use, labeling, promotion and advertising of the excimer laser.

         The FDA and other federal, state or local governmental agencies may amend current, or adopt new, rules and regulations that could affect the use of excimer lasers for PRK and the Company's operations, thereby adversely affecting this aspect of the Company's business.

         As a franchisor, the Company is subject to various registration and disclosure requirements imposed by the Federal Trade Commission and by many of the states in which the Company conducts its franchising operations. The Company believes that it is in compliance with all such applicable laws and regulations.

         The Company is also subject to certain regulations adopted under the Federal Occupational Safety and Health Act with respect to its in-store laboratory operations. The Company believes that it is in material compliance with all such applicable laws and regulations.

Anti-Remuneration Laws

         The Medicare and Medicaid anti-kickback statutes prohibit financial relationships designed to induce the purchase (or arranging for or recommending the purchase) of items or services, or patient referrals to providers of services, for which payment may be made under Medicare, Medicaid, or other federally funded health care programs. The anti-kickback statutes contain exceptions for, among other things, properly reported discounts and compensation for bona fide employees. In addition, federal regulations establish certain "safe harbors" from liability under the anti-kickback statutes, including further refinements of the exceptions for discounts and employee compensation, and a safe harbor for personal service contracts. Several states also have statutes or regulations prohibiting financial relationships with referral sources that are not limited to services for which Medicare and Medicaid payment may be made. Sanctions under these federal and state anti-remuneration laws may include civil monetary penalties, license suspension or revocation, exclusion of providers or practitioners (but, under current law, not manufacturers) from participation in Medicare and Medicaid, and criminal fines or imprisonment. While the Company believes it is presently in compliance with these laws, because of the breadth of such statutory provisions and the scope of the possible interpretations thereof, it is possible that some of the Company's business practices could be subject to challenge under one or more such laws. However, the Company is not aware of any challenge or potential challenge to its business practices at this time.

Payments by the Company

         Pursuant to the terms of certain agreements entered into between the Company and BEC Group, Inc., in one instance, and the former shareholders of Singer Specs, Inc., in the other, under certain circumstances the Company is obligated to reimburse such entity or persons for the difference between the actual selling price (net of commissions) of the Shares held by such entity or persons and the price upon which the issuance of the Shares to such entity or persons was determined. In the event of a significant decline in the market price of the Common Stock and the subsequent sale of the Shares held by such entity or persons, the Company would be obligated to make payment of a material amount to such holders and, in such event, such payment, in all likelihood, would have a material adverse effect on the Company.

Potential Conflicts of Interest

         Drs. Robert Cohen, Alan Cohen and Edward Cohen are directors and, together with certain members of their immediate families (collectively, the "Cohen Family"), are the principal shareholders of the Company. They are also the executive officers and directors and, together with certain members of the Cohen Family, are the sole shareholders of Cohen Fashion Optical, Inc. and its affiliate, Real Optical Purchasing Corp. (collectively, "CFO"), which operates retail optical stores similar to Sterling Stores. CFO operates stores in the states of Connecticut, Florida, New Hampshire, Massachusetts, New Jersey, New York and Pennsylvania and may, in the future, operate in other states as well. As of April 1, 1997, approximately 28 CFO stores were located in the same shopping center or mall as, or in close proximity to, Sterling Stores and, in the future, CFO may open or franchise additional stores which are located in the same areas as Sterling Stores. In addition, Drs. Robert and Alan Cohen are the sole members of Meadows Management, LLC, a New York limited liability company ("MML"), which has entered into an agreement with the Company pursuant to which the Company retained MML, for the period April 14, 1997 through December 31, 1997, to render consulting services to it in exchange for a fee (computed at the rate of $300,000 per annum) and options to purchase up to 300,000 shares of Common Stock, the issuance of which options is subject to shareholder approval at the 1997 Annual Meeting of Shareholders. Furthermore, certain members of the Cohen Family own minority equity interests in, and have substantial management positions or consulting agreements with, three of the Company's suppliers: Rapid Cast, Inc. ("Rapid Cast"); American Calling Systems, Inc. and Dura-Lab, Inc. ("DuraLab"). While the Company currently receives products from Rapid Cast and DuraLab on a preferred vendor basis, there can be no assurance that, in the future, the Company will continue to receive products from these companies on such favorable terms. Furthermore, the Sterling Stores and certain of CFO's stores jointly participate as providers under certain third party benefit plans obtained by Sterling, which arrangement is anticipated to continue in the future.

Control by Principal Shareholders

         As of April 1, 1997, the Cohen Family, in the aggregate, beneficially owned approximately 60% of the Company's outstanding shares of Common Stock, exclusive of outstanding options to purchase 500,001 shares of Common Stock. As a result, the Cohen Family is able to direct the Company's affairs and exercise significant influence over all matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. Future sales by the Cohen Family of substantial amounts of Common Stock, or the potential for such sales, could adversely affect the prevailing market price of the Common Stock.

Dependence on Key Personnel

         The Company is currently dependent upon the ability and experience of certain members of its management, in particular, Mr. Greenberg, the Company's Chief Executive Officer, Mr. Jerry Lewis, the Company's newly appointed President and Chief Operating Officer, Mr. Jerry Darnell, the Company's Executive Vice President-Franchising, Mr. Joseph Silver, the Company's Executive Vice President and General Counsel, Mr. Sebastian Giordano, the Company's Chief Financial Officer, Mr. Kevin Cambra, the Company's Executive Vice President-Company Store Operations and Mr. Ali Akbar, the Company's Vice President-Managed Care, and there can be no assurance that the Company will be able to retain such persons. The loss of one or more of such members of management could have a material adverse effect on the Company's operations.

Shares Eligible for Future Sale

         Sales of a substantial number of shares of Common Stock into the public market following the date of this Prospectus could materially and adversely affect the prevailing market price for the Common Stock. In addition to the 3,213,464 shares of Common Stock offered hereby, as of the effective date of the Registration Statement there will be 12,693,282 shares of Common Stock outstanding (including the 305,747 Shares being registered hereby on behalf of the former shareholders of Singer Specs, Inc.), excluding the shares reserved for issuance under the Company's 1995 Stock Option Plan (which amount has been increased from 2,000,000 shares to 3,500,000 shares subject to shareholder approval to be obtained at the 1997 Annual Meeting of Shareholders), 10,106,879 of which were issued by the Company in private transactions not involving a public offering (the "Private Shares"). Of the total number of Private Shares, 5,556,243 are freely tradeable under Rule 144 of the Securities Act and 4,550,636 are subject to the volume limitations on sale set forth in Rule 144.

Anti-takeover Provisions

         Sterling's Amended and Restated Certificate of Incorporation (the

"Amended Certificate") and Amended and Restated By-Laws (the "Amended By-Laws") contain certain provisions that may have the effect of discouraging, delaying or making more difficult a change of control of Sterling or preventing the removal of incumbent directors even if some, or even a majority, of Sterling's shareholders were to deem such an event to be in the best interest of the Company. The Amended Certificate, among other things, provides for a classified Board of Directors, authorizes the issuance of 5,000,000 shares of Preferred Stock and permits the Board of Directors to fix the rights, privileges and preferences of such shares of Preferred Stock without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. In addition, Sterling is subject to the anti-takeover provisions of Section 912 of the Business Corporation Law of the State of New York, which could have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock."

Material Limitations of Credit Agreement

         The Company is a party to a revolving credit and term loan agreement, dated as of April 5, 1994, as amended (the "Credit Agreement"), with The Chase Manhattan Bank (the "Bank"). The Credit Agreement contains restrictive covenants which limit and, in some cases, prohibit the Company from undertaking certain business activities without the Bank's consent. The Company is not permitted to acquire substantially all of the assets or business of another person or entity without the Bank's consent. In addition, the Company is not permitted to incur or permit to exist any mortgage, pledge, assignment, security interest, lien, charge or other encumbrance of any nature, other than certain permitted liens. The Company is also prohibited from incurring, creating, assuming or permitting to exist or becoming liable with respect to any indebtedness for borrowed money except certain specified indebtedness, including financing up to 100% of the acquisition cost of capitalized assets and up to 80% of the purchase price of the acquisition of all or substantially all of the common stock or assets of any entity. The Credit Agreement currently prohibits the Company from assuming indebtedness in connection with future acquisitions unless it complies with certain restrictions. The Company is also prohibited from guaranteeing any indebtedness or obligation of any person including certain indebtedness of affiliates or subsidiaries. The Credit Agreement does not allow the Company to sell, lease, transfer or otherwise dispose of its properties and assets, except for certain specified transfers in the ordinary course of business. The Company is also prohibited from selling, transferring or otherwise disposing of notes, accounts receivables or other obligations owing to the Company or any Corporate Guarantor (as defined in the Credit Agreement), except for certain limited actions, including the ability of Sterling Vision of California, Inc. to sell certain franchisee notes provided that the Company makes a prepayment of its obligations to the Bank with the proceeds thereof. The Company is also prohibited from making certain loans, extensions of credit, capital contributions and other investments with the exception of certain limited loans and advances. The Credit Agreement also contains a general prohibition on sale and leaseback transactions. Furthermore, the Company is not permitted to merge or consolidate with, or sell, assign, discount, lease or otherwise dispose of all or substantially all of its assets or acquire all or substantially all of the assets or the business of any entity, with the exception of certain limited actions by the Company's subsidiaries. The Company may not enter into any transaction for the purchase, sale or exchange of property or the rendering of any service by any of its subsidiaries, except in the ordinary course of business. The Credit Agreement also does not permit the Company to enter into any joint venture or partnership arrangements without the Bank's prior written consent.

Compliance with Credit Agreement

         In the past, the Company has not been able to comply with various terms and conditions (including certain financial covenants) of the Credit Agreement, although the Bank has waived such non-compliance by the Company. The Bank has a security interest in substantially all of the Company's assets. If the Company is unable to comply with the Credit Agreement in the future, there can be no assurance that the Company will be able to obtain appropriate waivers of, or amendments to, the Credit Agreement, and the failure to do so would have a material adverse effect on the Company.

Dividend Policy

         Pursuant to the Credit Agreement, the Company is restricted from paying dividends on the Common Stock without the Bank's consent, although the Company has no intention to pay dividends in the foreseeable future. The Company's future dividend policy will depend upon the Company's earnings, capital requirements, financial condition and other relevant factors.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby. The Company, however, may receive an aggregate of approximately $10,615,000 in the event of the exercise of all of:
(i) the 800,000 warrants (the "Warrants") issued to the holders of the Company's Convertible Debentures due August 25, 1998 (assuming an exercise price of $6.50 per share of Common Stock); (ii) the 400,000 additional warrants (the "Bonus Warrants") to be issued to the holders of the Convertible Debentures upon the exercise of the Warrants within a specified period of time; (iii) the 58,000 options (the "Options") to purchase Common Stock granted to the former President of the Company; and (iv) the 220,000 warrants (the "Underwriters' Warrants") issued to the underwriters and their employees in connection with the Company's initial public offering, all of the proceeds of which the Company intends to use for general working capital purposes.

                              SELLING SHAREHOLDERS

         The following table sets forth the number of shares of Common Stock beneficially owned by each of the Selling Shareholders as of April 30, 1997, the number of Shares covered by this Prospectus with respect to each Selling Shareholder, and the amount and percentage ownership of each Selling Shareholder after the offering of the Shares offered hereby, assuming all of the Shares covered by this Prospectus are sold by the Selling Shareholders. Except as otherwise indicated by footnote below, none of the Selling Shareholders has had any position, office or other material relationship with the Company within the past three years, other than as a result of the ownership of the Shares or other securities of the Company.


                                                     Common Stock                                              Common Stock
                                                  Beneficially Owned                Number of               Beneficially Owned
                                                 Prior to the Offering               Shares                 After the Offering
                                                 ---------------------             Registered               ------------------
                                               Number             Percent           Hereunder            Number            Percent
                                               ------             -------           ---------            ------            -------

Huberfeld/Bodner Family Foundation           154,844(1)             1.2%             154,844                0                 *
Dalton Trading, S.A.                         216,782(1)             1.7%             216,782                0                 *
Newark Sales Corp.                           402,595(1)             3.2%             402,595                0                 *
Charles Kushner                              154,844(1)             1.2%             154,844                0                 *
Murray Kushner                                92,906(1)              *                92,906                0                 *
Richard Stadtmauer                            61,938(1)              *                61,938                0                 *
Lancer Partners, L.P.                        211,207(1)             1.7%             211,207                0                 *
Lancer Offshore, Inc.                         28,201(1)              *                28,181                0                 *
Lancer Voyager Fund                           20,130(1)              *                20,130                0                 *
Lancer Polaris                                20,130(1)              *                20,130                0                 *
Michael Lauer                                 30,040(1)              *                30,040                0                 *
Ace Foundation, Inc.                         154,844(1)             1.2%             154,844                0                 *
Abraham Elias                                 24,775(1)              *                24,775                0                 *
Connie Lerner                                 61,938(1)              *                61,938                0                 *
Wayne Saker                                   30,969(1)              *                30,969                0                 *
Abraham Ziskind                               30,969(1)              *                30,969                0                 *
Jules Nordlicht                              340,657(1)             2.7%             340,657                0                 *
Mark Nordlicht                               123,875(1)              *               123,875                0                 *
Rita Folger                                   30,969(1)              *                30,969                0                 *
Gabriel Bodenheimer                           30,969(1)              *                30,969                0                 *
The Jerusalem Fund, Inc.                      30,969(1)              *                30,969                0                 *
Millenco, L.P.                               234,040(2)             1.8%             222,975             11,065               *
Sidney Singer                                126,277(3)              *               126,277                0                 *
Alan Singer                                   89,735(3)              *                89,735                0                 *
David Singer                                  89,735(3)              *                89,735                0                 *
BEC Group, Inc.                              152,211(4)             1.2%             152,211                0                 *
Neal Polan                                    58,000(5)              *                58,000                0                 *
Burnham Securities, Inc.                      50,000(6)              *                50,000                0                 *
Richard Lewisohn, III                         30,000(6)              *                30,000                0                 *
Theodore Rosen                                25,000(6)              *                25,000                0                 *
John P. Rosenthal                              2,000(6)              *                 2,000                0                 *
Randall Stern                                  2,000(6)              *                 2,000                0                 *
George Koo                                     1,000(6)              *                 1,000                0                 *
Fechtor Detwiler & Co., Inc.                  11,000(6)              *                11,000                0                 *
Richard Fechtor                               28,000(6)              *                28,000                0                 *

                                       13



                                                     Common Stock                                              Common Stock
                                                  Beneficially Owned                Number of               Beneficially Owned
                                                 Prior to the Offering               Shares                 After the Offering
                                                 ---------------------             Registered               ------------------
                                               Number             Percent           Hereunder            Number            Percent
                                               ------             -------           ---------            ------            -------


Sheldon Fechtor                               28,000(6)              *                28,000                0                 *
Robert Detwiler                               28,000(6)              *                28,000                0                 *
Joel L. Gold                                  16,500(7)              *                15,000                1,500             *

* Less than one percent (1%).

(1) This number represents the aggregate number of shares of Common Stock to be issued to such person (a) upon the conversion of the Company's convertible debentures held by such Selling Shareholder, assuming a conversion price of $6.2622 per share of Common Stock, (b) upon the exercise of the Warrants held by such person, and (c) upon the exercise of the Bonus Warrants which may be granted to such person.

(2) This number includes 223,015 shares of Common Stock to be issued to such person (a) upon the conversion of the Company's convertible debentures held by such Selling Shareholder, assuming a conversion price of $6.2622 per share of Common Stock, (b) upon the exercise of the Warrants held by such person, and (c) upon the exercise of the Bonus Warrants which may be granted to such person.

(3) This number represents the number of shares of Common Stock issued to such person on April 1, 1997, in exchange for all of the shares of Singer Specs, Inc. held by such person.

(4) This number represents the number of shares of Common Stock to be issued to such person in connection with the prepayment of certain promissory notes issued by the Company, in connection with its acquisition of eight retail optical stores from Pembridge Optical Partners, Inc., and held by such person, assuming an issuance price of $7.50 per share of Common Stock.

(5) This number represents the number of shares of Common Stock to be issued to such person, the President of the Company until August 1994, upon the exercise of the Options.

(6) This number represents the number of shares of Common Stock to be issued to such person upon the exercise of the Underwriters' Warrants held by such person which were issued to the underwriters, Burnham Securities, Inc. and Fechtor Detwiler & Co., Inc., in connection with the Company's initial public offering.


(7) This number includes shares of Common Stock to be issued to such person upon the exercise of the Underwriters' Warrants held by such person.

                              PLAN OF DISTRIBUTION

         The sale of all or a portion of the Shares by the Selling Shareholders may be effected, from time to time, in private transactions or in the over-the-counter market at prices related to the prevailing prices of the Shares on the NASDAQ-NMS at the time of the sale, or at negotiated prices. The Selling Shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders. The Selling Shareholders and any broker-dealers that participate in the distribution of the Shares may, under certain circumstances, be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Company and the Selling Shareholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, the Company has agreed to indemnify certain of the Selling Shareholders, with respect to the Shares of Common Stock offered hereby, against certain liabilities, including certain liabilities under the Securities Act.

         To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing (a) the name of any such broker-dealers,
(b) the number of Shares involved, (c) the price at which such Shares are to be sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (e) that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

         Each Selling Shareholder may be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of any of the Company's securities by the Selling Shareholders.

         There is no assurance that any of the Selling Shareholders will sell any of the Shares.

         The Company has agreed to pay all costs and expenses incurred in connection with the registration of the Shares offered hereby, except that the Selling Shareholders shall be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such Shares and the fees of the Selling Shareholders' counsel.

         The Company has agreed to keep the Registration Statement relating to the offering and sale, by the Selling Shareholders, of the Shares, continuously effective for the following periods: (i) with respect to the Shares to be issued to BEC Group, Inc., twelve months; (ii) with respect to the Shares to be issued to the former shareholders of Singer Specs, Inc., until April 1, 1999; and
(iii) with respect to the Shares to be issued upon the conversion of the Company's convertible debentures, the exercise of the Warrants and the exercise of any Bonus Warrants which may be granted, the earlier of (x) three years from the date the Registration Statement is declared effective and (y) the date all such convertible debentures have been sold and all the Warrants and any Bonus Warrants have been exercised.

                          DESCRIPTION OF CAPITAL STOCK

          The authorized capital stock of the Company consists of 28,000,000 shares of Common Stock, $0.01 par value, and 5,000,000 shares of Preferred Stock, $0.01 par value. As of April 15, 1997, 12,693,282 shares of Common Stock were outstanding and no shares of Preferred Stock were outstanding.

Common Stock

         Subject to the rights of the holders of the Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may, from time to time, determine subject, however, to the approval of the Bank under the Credit Agreement. The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, pro rata, the assets of the Company which are legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of directors.

Preferred Stock

         The Company's Amended and Restated Certificate of Incorporation authorizes the Board of Directors to issue the Preferred Stock in classes or series and to establish the designations, preferences, qualifications, limitations and restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of such stock, voting rights and other terms. The Company may, without approval of the holders of Common Stock, issue Preferred Stock which has voting, dividend or liquidation rights superior to those of the Common Stock and which may adversely affect the rights of holders of Common Stock. Pursuant to the terms of the Credit Agreement, the Company has agreed that, except with the Bank's prior consent, it will not issue the Preferred Stock except in connection with the acquisition of retail optical chains and will give the Bank notice prior to the issuance of Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company.

Warrants


         As of April 1, 1997, the Company had outstanding warrants exercisable for an aggregate of 1,020,000 shares of Common Stock at a weighted average exercise price of $7.04 per share.

Registration Rights

         After the offering, the holders of approximately 278,000 shares of Common Stock issuable upon exercise of the Underwriters' Warrants and the Options, or their permitted transferees, will be entitled to certain rights with respect to the registration of such Shares under the Securities Act, notwithstanding the registration of such Shares being effected hereby. Under the terms of an agreement between the Company and such holders, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein at the Company's expense. In addition, commencing on May 20, 1997, the holders of a majority of the Underwriters' Warrants, as well as the holder of the Options, will have the right to require the Company to prepare and file a registration statement with respect to the shares of Common Stock issuable to such holders upon their exercise of the Underwriters' Warrants and/or the Options.

Transfer Agent

         The transfer agent for the Common Stock is Chase Mellon Shareholder Services.

                                  LEGAL MATTERS

         Certain legal matters in connection with the sale of the Shares offered hereby will be passed upon for the Company by Camhy Karlinsky & Stein LLP, New York, New York.

                                     EXPERTS

         The consolidated financial statements of the Company as of December 31, 1996 and December 31, 1995 and for each of the two years in the period ended December 31, 1996 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, have been audited by Deloitte & Touche LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. The consolidated financial statements of the Company as of December 31, 1994 and for the year ended December 31, 1994 incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 have been audited by Janover Rubinroit, LLC, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference upon the authority of said firm as experts in accounting and auditing in giving said report.


                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         The Registrant's Certificate of Incorporation provides that a director shall not be liable to the Company or its shareholders for damages for any breach of duty in such capacity except for liability in the event a judgment or other final adjudication adverse to such director establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that such director personally gained a financial profit or other advantage to which he was not legally entitled or that such director's acts violated Section 719 of the Business Corporation Law of the State of New York. The Registrant's Bylaws provide that the Company shall indemnify directors and officers, to the fullest extent permitted by applicable law, for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his or her being an officer or director of the Company, if such director or officer acted in good faith, for a purpose which he reasonable believed to be in the best interests of the Company, and in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful. The Company has not entered into indemnification agreements with any of its directors.

         Insofar as indemnification for liabilities arising under the Securities Act may be available to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making the offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth the costs and expenses, payable in connection with the sale of the Common Stock being registered hereby. Except for the SEC registration fee, all expenses are estimated.

         Item                                                  Amount
         -----------------------------------------------  ---------------

         SEC registration fee...........................    $   8,000
         Printing and engraving expenses................        1,500
         Legal fees and expenses........................       50,000
         Auditors' accounting fees and expenses.........        3,500
         Total..........................................    $  63,000

        In addition, the holders of the shares of Common Stock being registered hereby (the "Shares") will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of the Shares offered hereby.

Item 15.  Indemnification of Directors and Officers.

         The Registrant's Certificate of Incorporation provides that a director shall not be liable to the Company or its shareholders for damages for any breach of duty in such capacity except for liability in the event a judgment or other final adjudication adverse to such director establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that such director personally gained a financial profit or other advantage to which he was not legally entitled or that such director's acts violated Section 719 of the Business Corporation Law of the State of New York. The Registrant's Bylaws provide that the Company shall indemnify directors and officers, to the fullest extent permitted by applicable law, for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his or her being an officer or director of the Company if such director or officer acted in good faith, for a purpose which he reasonable believed to be in the best interests of the Company, and in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful. The Company has not entered into indemnification agreements with any of its directors.

Item 16.  Exhibits.

Exhibit
Number     Description of Document
--------   -----------------------

4.1        Specimen Common Stock Certificate of Registrant(1)


4.2 Form of Convertible Debentures and Warrants Subscription Agreement, with Exhibits attached thereto, representing the form of Debenture, Warrant and Bonus Warrant(2)

4.3 Agreement and Plan of Reorganization, dated February 19, 1997, as amended, among the Company and Messrs. David, Alan and Sidney Singer(3)

4.4* Note Amendment and Conversion Agreement, dated as of April 21, 1997, between the Company and BEC Group, Inc.


5.1        Opinion of Camhy Karlinsky & Stein LLP


23.1       Consent of Deloitte & Touche LLP

Exhibit
Number     Description of Document
--------   -----------------------

23.2       Consent of Janover Rubinroit, LLC


23.3       Consent of Camhy Karlinsky & Stein LLP (included as part of
           Exhibit 5.1)


24.1*      Power of Attorney


--------------------

(1) Incorporated by reference to Registrant's Registration Statement on Form S-1 (Commission File No. 33-98368).
(2) Incorporated by reference to Registrant's Current Report on Form 8-K, dated February 26, 1997.
(3) Incorporated by reference to Registrant's Current Report on Form 8-K, dated April 7, 1997.

(*)      Previously filed.


Item 17. Undertakings.

         The undersigned Registrant hereby undertakes:

         1. To file, during any period in which offers or sales of the Shares are being made, a post-effective amendment to this Registration Statement to:

                  (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                  (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;

                  (iii) To include any additional or changed material

information on the plan of distribution;

provided, however, that paragraph 1(i) and 1(ii) do not apply if the information required in a post-effective amendment is contained in a periodic report filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, and incorporated by reference in this registration statement.

         2. That, for the purpose of determining liability under the Securities Act, it shall treat each post-effective amendment as a new registration statement of the securities offered, and treat the offering of the securities at that time as an initial bona fide offering.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remains unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 15, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer of controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Shares being registered hereby, the Company will, unless, in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by the Company against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement No. 333-26851 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Nassau, State of New York, on the 30th day of May, 1997.

                                                   STERLING VISION, INC.

                                                   By: /S/ ROBERT B. GREENBERG
                                                      -------------------------
                                                         Robert B. Greenberg
                                                       Chief Executive Officer

                                                   By: /S/ SEBASTIAN GIORDANO
                                                      -------------------------
                                                         Sebastian Giordano
                                                       Chief Financial Officer

                Signature                                           Title                                   Date
                ---------                                           -----                                   ----

 /S/    ROBERT COHEN*                                Chairman of the Board of Directors                May 30, 1997
--------------------------------------------
        Robert Cohen

 /S/    ALAN COHEN*                                Vice-Chairman of the Board of Directors             May 30, 1997
--------------------------------------------
        Alan Cohen

 /S/    ROBERT B. GREENBERG                         Chief Executive Officer and Director               May 30, 1997
--------------------------------------------            (Principal Executive Officer)
        Robert B. Greenberg

 /S/    SEBASTIAN GIORDANO                            Executive Vice President--Finance,               May 30, 1997
--------------------------------------------       Chief Financial Officer and Treasurer,
        Sebastian Giordano                             (Principal Accounting Officer)


 /S/    JAY FABRIKANT*                                            Director                             May 30, 1997
--------------------------------------------
        Jay Fabrikant

 /S/    JOEL L. GOLD*                                             Director                             May 30, 1997
--------------------------------------------
        Joel L. Gold


* By: /s/ ROBERT B. GREENBERG
      -----------------------
      Robert B. Greenberg
      Attorney-in-Fact